Exhibit 2.01

Disclosure of Payments by Resource Extraction Issuers

Unless the context requires otherwise, references to “Cheniere,” the “Company,” “we,” “us” and “our” refer to Cheniere Energy, Inc., its consolidated subsidiaries and entities required to be included in this report. The information within this report has been prepared and is presented in accordance with Rule 13q-1 (17 CFR 240.13q-1) under the Securities Exchange Act of 1934, as amended (“the Rule”). This report is limited to payments required to be disclosed by the Rule and does not include other payments and contributions to governmental and civic entities beyond the scope of the Rule.

The type and total amount of such payments, by payment type listed in paragraph (d)(9)(iii) of Item 2.01 of Form SD, made for each applicable project of the resource extraction issuer relating to the commercial development of natural gas is presented within the table below.

Cheniere owns and operates a natural gas liquefaction and export facility located in Cameron Parish, Louisiana at Sabine Pass, through its ownership interest in and management agreements with Cheniere Energy Partners, L.P. (“CQP”), which is a publicly traded limited partnership that Cheniere formed in 2007. As of December 31, 2023, Cheniere owned 100% of the general partner interest, a 48.6% limited partner interest and 100% of the incentive distribution rights of CQP. In addition, Cheniere also owns and operates a natural gas liquefaction and export facility located near Corpus Christi, Texas through its wholly owned subsidiary Corpus Christi Liquefaction, LLC. The method of extraction is “well.”

All payments were made in U.S. dollars and were made to the U.S. Federal Government. Cheniere has a single reportable segment, and for the year ended December 31, 2023, the payments made were related to taxes that were levied at the entity level, not at a project level, and are net of refunded amounts.

			Year Ended December 31, 2023
Type of Payment	Payee	Department, Agency, etc., within Payee that received payments	Entity Level	Total
Taxes	U.S. Federal Government	U.S. Treasury	$95,834,612	$95,834,612
Total			$95,834,612	$95,834,612